Exhibit 99.1

CBL INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 28, 2026

To the Shareholders of CBL International Limited:

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of shareholders (the “Shareholders”) of CBL International Limited (the “Company”), an exempted Cayman Islands company, will be held at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on April 28, 2026, at 10:00 a.m., Malaysia time (MYT), for the purposes of considering and voting upon, and if thought fit, passing and approving the following resolutions:

1.	To approve, by separate ordinary resolutions, the election and re-election of the following persons as directors of the Company (the “Directors”) to serve for a three-year term or until they cease to be Director in accordance with the articles of association of the Company:

a.	Mr. Yuan He
b.	Dr. Teck Lim Chia
c.	Mr. Khai Fei Wong

2.	To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025, and to authorize the Board of Directors to fix the remuneration of MRI.

3.	To transact such other business as may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only Shareholders registered in the register of members at the close of business on April 2, 2026, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.

We cordially invite all Shareholders to attend the Annual General Meeting in person.

However, Shareholders entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a Shareholder. If you are a Shareholder and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy shall be delivered in accordance with the instructions set forth in “Voting by Shareholders” in the proxy statement. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at www.banle-intl.com.

Level 23-2, Menara Permata Sapura,

Kuala Lumpur City Centre,

50088 Kuala Lumpur

Malaysia

Telephone: 60-3-2706-8280

By Order of the Board

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

Date: March 31, 2026

CBL INTERNATIONAL LIMITED

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 28, 2026

Date, Time and Place of the Annual General Meeting

The enclosed proxy is solicited by the board (the “Board”) of directors (the “Directors”) of CBL International Limited (the “Company”), an exempted Cayman Islands company, in connection with the annual general meeting of shareholders of the Company (the “Annual General Meeting”) to be held at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on April 28, 2026 at 10:00 a.m., Malaysia time (MYT), and any adjournments thereof, for the purposes set forth in the accompanying notice of Annual General Meeting.

Record Date, Share Ownership and Quorum

Only record holders (the “Shareholders”) of Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Company as of the close of business on April 2, 2026, New York time, are entitled to vote at the Annual General Meeting. As of April 2, 2026, 27,500,327 of our Ordinary Shares, par value US$0.0001 per share were issued and outstanding. Two or more Shareholders which represent, in aggregate, not less than 50% of the paid up voting shares of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

Difference between Holding Shares as a “Shareholder of Record” and “Beneficial Owner” (or in “Street Name”)

Most Shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in “street name”.

Shareholder of record

If, on the record date, your Ordinary Shares were registered directly in your name with our transfer agent, VStock Transfer, LLC, then you are the “shareholder of record” with respect to those Ordinary Shares. As a shareholder of record, you may vote at the Annual General Meeting or vote by proxy.

Beneficial Owner

If, on the record date, your Ordinary Shares were held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name”. The brokerage firm, bank, dealer or other nominee holding your Ordinary Shares is considered the shareholder of record for purposes of voting at the Annual General Meeting; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account.

Voting

Each Class B Ordinary Share shall be entitled to one (1) vote and each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Annual General Meeting.

At the Annual General Meeting, every Shareholder present in person or by proxy may vote the fully paid Ordinary Shares held by such Shareholder. The chairman of the Annual General Meeting will exercise his rights under the articles of association of the Company (the “Articles of Association”) and request that each of the resolutions proposed be voted upon through a poll. The affirmative vote of a simple majority of the votes cast by the Shareholders will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting.

Voting by Shareholders

Shareholders whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy by one of the methods set forth on the proxy card, by post in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or email to investors@banle-intl.com. Alternatively, shareholders can opt to follow the instructions provided by their respective bank or broker for voting. The form of proxy must arrive no later than April 24, 2026 at 11:59 am Malaysia Time.

When proxies are properly completed, dated, signed and returned by Shareholders, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the Shareholder. If no specific instructions are given by such Shareholders, the proxy holder will have discretion to vote on each proposal and as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.

Beneficial owners can only vote through their brokerage firm, bank, dealer or other nominee, or in person at the Annual General Meeting if they have been appointed proxy by their brokerage firm, bank, dealer or other nominee. Beneficial owners should follow the voting instruction to be provided by their brokerage firm, bank, dealer or other nominee for directing the relevant brokerage firm, bank, dealer or other nominee to vote the shares in the beneficial owners’ account.

Please refer to this proxy statement for information related to the proposed resolutions.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of CBL International Limited.

PROPOSALS

We are asking Shareholders to pass the following resolutions (“Proposals”):

1.	To approve, by separate ordinary resolutions, the election and re-election of the following persons as Directors to serve for a three-year term or until they cease to be Directors in accordance with the Articles of Association:

a.	Mr. Yuan He
b.	Dr. Teck Lim Chia
c.	Mr. Khai Fei Wong

Background

In February 2026, Mr. Ulf Lothar Naujeck resigned from the Board. The Board extends its sincere appreciation to Mr. Naujeck for his contributions and service to the Company during his tenure. Accordingly, the Board has set the number of Directors at six (6).

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election and re-election as Directors.

Nominees for Election/Re-election as Directors	Age	Position / Title
Mr. Yuan He	44	Senior Vice President, Director
Dr. Teck Lim Chia	58	Chairman, Chief Executive Officer & Acting Chief Financial Officer
Mr. Khai Fei Wong	44	Independent Director

Mr. Yuan He, aged 44, is the senior vice president of our Group since the inception of our Group in 2015. He is primarily responsible for the bunkering business division and the Group’s management and strategic development. Mr. He has over 20 years of experience in the oil and gas-related industries and business management. He obtained a bachelor’s degree in engineering in July 2003 and a master’s degree in science from the University of Wollongong in Australia in July 2005.

Dr. Teck Lim Chia, aged 58, is the chairman of our board of directors, chief executive officer since the inception of our Group, and is primarily responsible for overseeing the strategy and decision making of our Group. He has over 20 years of experience in the oil and gas related industries and business management. Before founding our Group, Dr. Chia was employed by BrightOil Group, a company based in Shenzhen, PRC which was principally engaged in the fuel oil business from April 2006 to June 2008, with his last position held as general director. From June 2008 to September 2011, he served as an executive director of BrightOil Group’s listing company on the Hong Kong Stock Exchange and undertook the role of developing the company’s international business network. From October 2011 to January 2017, Dr. Chia served as a director of an oil trading company. Dr. Chia received a bachelor’s degree in business administration management from Oklahoma State University in December 1988 and a master’s degree in public administration from the University of Management & Technology in June 2012. Dr. Chia further pursued his academic enhancement by completing a Doctorate in Business Administration from the University of Management and Technology in 2025.

Mr. Khai Fei Wong, aged 44, has been appointed as our independent director, a member of the audit committee and nominating and corporate governance committee on March 22, 2023, and the chairman of the compensation committee on March 5, 2026. Mr. Wong has over 16 years of experience in auditing, taxation and corporate secretarial matters. He began his professional career in June 2008 with Indah Secretarial (KL) Sdn Bhd (formerly known as Cheng & Co Secretarial Sdn Bhd) as a secretarial assistant. In July 2013, Mr. Wong set up a corporate secretarial firm which principally provides corporate secretarial, dissolution and tax advisory services. Mr. Wong has been a manager of a Malaysian Taxation Service Firm since 2020. Mr. Wong has been a licensed company secretary of the Companies Commission of Malaysia since July 2014, an associate member of the Chartered Tax Institute of Malaysia since October 2020 and a licensed tax agent of the Inland Revenue Board of Malaysia since December 2021. Mr. Wong graduated from The University of Sheffield in July 2003 with a bachelor’s degree in arts.

2.	To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025, and to authorize the Board of Directors to fix the remuneration of MRI.

The audit committee of the Board (the “Audit Committee”), which is composed entirely of independent Directors, has selected MRI, independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2025. Ratification of the appointment of MRI by Shareholders is not required by law. However, as a matter of good corporate practice, such appointment is being submitted to the Shareholders for ratification at the Annual General Meeting. If the Shareholders do not ratify the appointment, the Board and the Audit Committee will reconsider whether or not to retain MRI, but may, in their discretion, retain MRI. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from MRI will not be in attendance at the Annual General Meeting.

There are no changes or disagreements with the independent registered public accounting firm on accounting and financial disclosure.

The fee for MRI’s audit of the consolidated financial statements of the Group for the year ended December 31, 2025 was US$221,000.

3.	To transact such other business as may properly come before the meeting.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Proposals 1 and 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

By Order of the Board

/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

Date: March 31, 2026